Mail Stop 6010

November 20, 2007

James P. Panek
President and Chief Executive Officer
VaxGen, Inc.
349 Oyster Point Boulevard
South San Francisco, California 94080

> **Re: VaxGen, Inc.**
> **Schedule 14A**
> **Supplemental Correspondence Dated November 19, 2007**
> **File No. 0-26483**

Dear Mr. Panek:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please file a revised preliminary proxy statement to include the disclosure your letter proposes.

2.   After describing the merger and the new equity incentive plan, please include a definitive statement indicating that you have no other plans to issue the shares that will become available through the reverse split.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Michael E. Tenta
        Cooley Godward Kronish LLP
        Five Palo Alto Square
        3000 El Camino Real
        Palo Alto, CA 94306-2155